UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/21/2017 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Torreya Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, Suite 1201
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Opler 212-257-5802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Opler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torreya Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

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ALLISON BOBZIN
Notary Public, State of New York
No. 01BO6345601
Qualified in New York County
Commission Expires July 25, 2020

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Signature

CEO
Title

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Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TORREYA CAPITAL, LLC

Statement of Financial Condition
December 31, 2018

Torreya Capital, LLC
Index
December 31, 2018



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Torreya Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Torreya Capital, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Torreya Capital, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Torreya Capital, LLC's management. Our responsibility is to express an opinion on Torreya Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Torreya Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Torreya Capital, LLC's auditor since 2017.
New York, New York
March 1, 2019

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | **TEL** 212.697.1000 | **FAX** 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Torreya Capital, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	1,093,515
Investments, at fair value		137,558
Fees receivable		71,346
Prepaid expenses and other assets		46,547
Total assets	$	1,348,966

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	122,893
Due to affiliates		412,048
Deferred revenue		128,475
Total liabilities		663,416
Member's equity		685,550
Total liabilities and member's equity	$	1,348,966

The accompanying notes are an integral part of this financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Business

Torreya Capital, LLC (the "Company"), a wholly-owned subsidiary of Torreya Holdings, LP (the "Parent"), is a limited liability company organized under the laws of the state of Delaware on April 12, 2017. On November 21, 2017, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a strategic and financial advisory firm in the life sciences industry, which focuses on the private placement of securities and on the planning and structuring of transactions, including mergers, acquisitions, restructurings and other significant corporate and finance activities, which may result in securities offerings.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2018.

Revenue Recognition

Effective November 21, 2017, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 Revenue from Contracts with Customers ("ASC Topic 606"), as amended using the modified retrospective method. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's strategic advisory revenues include success fees as well as retainers earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company also earns fees for related advisory work such as providing fairness opinions.

The Company records success fees at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement (the closing date of the transaction) or the contract is cancelled.

1.   **Nature of operations and summary of significant accounting policies (continued)**

Revenue Recognition (continued)

For certain advisory contracts, a retainer is paid to the Company and the revenue is recognized over time when certain performance obligations are simultaneously provided by the Company and consumed by the customer based on the terms of the contract and customary business practices. The transaction price or amount of revenue recognized is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services noted in the written agreements with its customers.

Revenue for private placements and capital raising transactions is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) under the terms of the agreement and the fee is contingent on either the amount of capital raised or the transaction value.

The Company has determined there is no impact to opening retained earnings upon adoption of the new revenue recognition policy.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the accompanying statement of financial condition at December 31, 2018.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2018, there were $128,475 in contract liabilities reported on the accompanying statement of financial condition.

The below schedule summarizes the contract liability activity during the year.

	Balance as of 11/21/2017	Additions for the period 11/21/17 to 12/31/18	Revenue recognized for the period 11/21/17 to 12/31/18	Balance as of 12/31/2018
Deferred revenue	$ -	$ 128,475	$ -	$ 128,475

Investments, at fair value

Although the Company does not trade for its own account, it may from time to time receive warrants to purchase common stock as part of its compensation for services performed by the Company. The Company treats those investments as trading securities. The investments are recorded at their estimated fair value and valued again at the balance sheet date with the difference recognized as an unrealized gain or loss until disposition.

1.   Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. The Company is a single member limited liability company treated as a disregarded entity for federal and state tax purposes and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company's Parent is subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income, which is reported in the Parent's tax returns.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

For the period ended December 31, 2018, the Company did not recognize any provision for income taxes. As of December 31, 2018, the Company did not recognize a deferred tax asset attributable to the Company's net operating loss for the period ended December 31, 2018 since the Company's NYC Unincorporated Business Tax benefit was not material as a result of the Company's insignificant business allocation percentage for the period ended December 31, 2018.

Fair Value Measurements

US GAAP defines fair value, establishes a framework for measuring fair value, and, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

The Company's investments are comprised of warrants in two publicly traded companies and involve Level 1 and 3 inputs. The Company calculated the fair value of its warrants using the Black-Scholes model which is a mathematical calculation where the fair value of the warrant is a function of the present market value of the underlying security, the exercise price, the time frame until expiration of the warrant, the risk-free discount rate and the average volatility in the price of the underlying security.

Torreya Capital, LLC
Notes to the Financial Statement
December 31, 2018

1.   Nature of operations and summary of significant accounting policies (continued)

Fair Value Measurements (continued)

The following summarizes the Company's activity in the investments for the period from November 21, 2017 through December 31, 2018:

	Input Level	Balance as of 11/21/2017		Issuances in 2018	Unrealized losses in 2018	Balance as of 12/31/2018
Common stock warrants:						
Biotechnology	Level 3	$	-	$ 360,707	$ (232,838)	$ 127,869
Common stock options:						
Biotechnology	Level 3		-	49,250	(39,561)	9,689
		$	-	$ 409,957	$ (272,399)	$ 137,558

Recent Accounting Pronouncement

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases and in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Leases collectively ("Topic 842"), which supersedes the existing guidance for lease accounting, Leases (Topic 840). Topic 842 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company performed an internal review of its active agreements including its expense sharing agreement with its affiliates. The expense sharing agreement does not convey the right to control the use of specific space as the space utilized by the Company is leased and also shared with the Company's affiliates which have significant operations in the United States and the United Kingdom and the space is at any time subject to substitution at the sole discretion of the affiliates. Since the Company cannot reasonably identify the underlying asset and does not exercise control over the asset, it is the Company's position that rent allocated to the Company pursuant to the expense sharing agreement does not constitute a lease within the scope Topic 842. Therefore, the Company believes Topic 842 will not have a significant impact on its operations as the Company has determined it has no leases.

In August 2018, the FASB issued ASU 2018-13, Changes to Disclosure Requirements for Fair Value Measurements, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the potential impact, if any, this guidance will have on the financial statements and disclosures.

2.   Related party transactions

Effective November 21, 2017, the Company entered into an expense sharing agreement with Torreya Partners, LLC (the "US affiliate") and Torreya Partners (Europe), LLP (the "UK affiliate"), whereby the affiliates provide certain administrative services in connection with the Company's operations. These include personnel, professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, and other general and administrative services.

Torreya Capital, LLC
Notes to Financial Statement
December 31, 2018

2.   Related party transactions (continued)

As of December 31, 2018, a total of $341,600 is owed by the Company to the US affiliate and is included in Due to affiliates in the accompanying statement of financial condition.

As of December 31, 2018 a total of $70,448 is owed by the Company to the UK affiliate and is included in Due to affiliates in the accompanying statement of financial condition.

3. Concentration of credit risk

The Company maintains its cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first year of operations (15 to 1 thereafter) and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was $454,099, which was $418,436 in excess of its minimum requirement of $35,663.

5. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold costumers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6. Subsequent events

The Company has evaluated its subsequent events through March 1, 2019, the date that the accompanying financial statement was available to be issued. One of the Company's investments was transferred to the Parent in February 2019 as a distribution. There were no other significant subsequent events which would require recognition or disclosure in the accompanying financial statement.